Exhibit 99.1

Tarena International, Inc. Announces the Results for the First Quarter of 2023

BEIJING, June 12, 2023 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of IT professional education and IT-focused supplementary STEAM education services in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights

•	Total student enrollment in IT-focused supplementary STEAM education increased by 1.0% to 174,800 in the first quarter of 2023, compared to student enrollment of 173,100 in the same period of 2022.
•	Net revenues decreased by 38.2% year-over-year to RMB385.1 million (US$56.1 million) from RMB623.5 million in the same period of 2022.
•	Gross profit decreased by 44.0% year-over-year to RMB201.0 million (US$29.3 million) from RMB358.9 million in the same period of 2022.

•	Gross profit margin decreased by 5.4% points year-over-year to 52.2% from 57.6% in the same period of 2022.

•	Operating loss was RMB58.8 million (US$8.6 million), compared to operating income of RMB28.6 million in the same period of 2022.
•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB57.7 million (US$8.4 million), compared to non-GAAP operating income of RMB30.0 million in the same period of 2022.

•	Income tax benefit was RMB8.1 million (US$1.2 million), compared to income tax expense of RMB5.4 million in the same period of 2022.

•	Net loss was RMB49.9 million (US$7.3 million), compared to net income of RMB27.1 million in the same period of 2022.
•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB48.8 million (US$7.1 million), compared to non-GAAP net income of RMB28.5 million in the same period of 2022.
•	Basic and diluted loss per American Depositary Share ("ADS"), each representing five Class A ordinary shares with an effective date of December 23, 2021, was RMB4.67 (US$0.68) in the first quarter of 2023. Non-GAAP basic and diluted loss per ADS, which excluded share-based compensation expenses, was RMB4.57 (US$0.67) in the first quarter of 2023.

Key Financial Results

	For the Three Months Ended March 31,		Variance	% of change
	2022 Unaudited	2023 Unaudited
	RMB	RMB	RMB

	(in thousands, except for percentages)
Net revenues	623,506	385,104	(238,402)	-38.2%
Cost of revenues(a)	(264,588)	(184,101)	80,487	-30.4%
Gross profit	358,918	201,003	(157,915)	-44.0%
Gross margin	57.6%	52.2%	-5.4%
Selling and marketing expenses(a)	(172,400)	(113,151)	59,249	-34.4%
General and administrative expenses(a)	(141,585)	(131,547)	10,038	-7.1%
Research and development expenses(a)	(16,342)	(15,128)	1,214	-7.4%
Total operating expenses	(330,327)	(259,826)	70,501	-21.3%
Operating income/(loss)	28,591	(58,823)	(87,414)	N/A

Notes:

(a)	Includes share-based compensation expenses.

“The overall financial performance for the first quarter of 2023 indicates that the execution of our prudent financial and operational strategy has paid off amid the uncertain environment, with net operating cash outflow narrowing year-over-year. While we temporarily closed centers early in the quarter, leading to a year-over-year reduction in cash receipts, we strictly controlled our cash expenditures. By implementing effective cost reductions and efficiency enhancements, aided by increasing enrollments in our STEAM education services since February, as well as the general economic recovery following the Chinese New Year, we strove to minimize the impact of the macro headwinds,” remarked Ms. Ying Sun, Tarena’s Chief Executive Officer.

Ms. Sun continued, “As we enter the second quarter, our businesses have gradually recovered and our STEAM education services are expected to achieve year-on-year increase. Additionally, to further focus on our core competence in IT-focused supplementary STEAM education services and IT professional education services for the To-C market, we would carve out the college-collaboration related business, which is expected to close soon.”

“Going forward, we will continue to optimize our operational efficiency. As the business environment stabilizes, we are confident that we are well positioned to capitalize on a large and ever-evolving IT education market in China and continue to deliver enhanced shareholder value,” concluded Ms. Sun.

First Quarter 2023 Results

Net Revenues

Total net revenues decreased by 38.2% to RMB385.1 million (US$56.1 million) in the first quarter of 2023 from RMB623.5 million in the same period of 2022. The decrease in revenues was primarily due to a reduction in student enrollment from second half of fourth quarter of last year and earlier part of this quarter, particularly for IT professional education. Additionally, the Company suspended courses and services for almost the entire month of January, resulting in a dent in revenues.

Cost of Revenues

The cost of revenues decreased by 30.4% to RMB184.1 million (US$26.8 million) in the first quarter of 2023, from RMB264.6 million in the same period of 2022. The decrease was mainly attributable to a reduction in headcount and the resulting decrease in personnel and related welfare costs. Rental costs also decreased as the number of teaching centers decreased compared to the same period of 2022.

Gross Profit and Gross Margin

Gross profit decreased by 44.0% to RMB201.0 million (US$29.3 million) in the first quarter of 2023, from RMB358.9 million in the same period of 2022. Gross margin narrowed to 52.2% in the first quarter of 2023, compared to 57.6% in the same period of 2022, as revenues decline in the quarter is greater than the reduction in the cost of revenues.

Operating Expenses

Total operating expenses decreased by 21.3% to RMB259.8 million (US$37.8 million) in the first quarter of 2023, from RMB330.3 million in the same period of 2022. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 21.3% to RMB258.7 million (US$37.7 million) in the first quarter of 2023, from RMB328.9 million in the same period of 2022. Total share-based compensation expenses allocated to operating expenses decreased by 21.4% to RMB1.1 million (US$0.2 million) in the first quarter of 2023, from RMB1.4 million in the same period of 2022.

Selling and marketing expenses decreased by 34.4% to RMB113.2 million (US$16.5 million) in the first quarter of 2023, from RMB172.4 million in the same period of 2022. The decrease was mainly due to decrease in personnel-related costs resulting from a decrease in the number of sales staff in the first quarter of 2023, compared to the same period of 2022. In addition, the reducing advertisement clicks resulted in a decrease in advertising expenses.

General and administrative expenses decreased by 7.1% to RMB131.5 million (US$19.2 million) in the first quarter of 2023, from RMB141.6 million in the same period of 2022. The decrease mainly resulted from the reduction of G&A related headcount and lower office attendance as we temporarily suspended operations early in the quarter. The decrease was partially offset by the provision of allowance on accounts receivable pertaining to certain college-related business which we disposed of subsequently.

Research and development expenses decreased by 7.4% to RMB15.1 million (US$2.2 million) in the first quarter of 2023, from RMB16.3 million in the same period of 2022. The decrease was primarily due to a lower number of staff and effective cost control in the first quarter of 2023.

Operating Income/(Loss)

Operating loss was RMB58.8 million (US$8.6 million) in the first quarter of 2023, compared to operating income of RMB28.6 million in the same period of 2022. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB57.7 million (US$8.4 million) in the first quarter of 2023, compared to non-GAAP operating income of RMB30.0 million in the same period of 2022.

Income Tax (Expense)/Benefit

The Company recorded an income tax benefit of RMB8.1 million (US$1.2 million) in the first quarter of 2023, compared to an income tax expense of RMB5.4 million in the same period of 2022.

Net Income/(Loss)

As a result of the foregoing, net loss was RMB49.9 million (US$7.3 million) in the first quarter of 2023, compared to net income of RMB27.1 million in the same period of 2022. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB48.8 million (US$7.1 million) in the first quarter of 2023, compared to non-GAAP net income of RMB28.5 million in the same period of 2022.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS was RMB4.67 (US$0.68) in the first quarter of 2023. Non-GAAP basic and diluted loss per ADS, which excluded share-based compensation expenses, was RMB4.57 (US$0.67) in the first quarter of 2023.

Cash Flow

The total balance of cash, cash equivalents, and restricted cash decreased by RMB3.0 million from RMB374.0 million as of December 31, 2022, to RMB371.0 million (US$54.0 million) as of March 31, 2023. Net cash outflow from operating activities in the first quarter of 2023 was RMB17.7 million (US$2.6 million). Net cash inflow from investing activities in the first quarter of 2023 was RMB17.4 million (US$2.5 million), as we received a deposit of 19.0 million (US$2.8 million) on the sale of the building in this period. Net cash outflow from financing activities in the first quarter of 2023 was RMB2.5 million (US$0.4 million), as we repaid the bank borrowing of RMB2.0 million (US$0.3 million). Capital expenditures in the first quarter of 2023 were RMB5.8 million (US$0.8 million).

Business Outlook

Based on the Company's current estimates, net revenues for the second quarter of 2023 are expected to be in the range of RMB520 million and RMB550 million, which represents a decrease of 15% to 20% as compared to the net revenues in the second quarter of 2022, as the disposal of certain college-collaboration related business and the adverse macro environment at the beginning of this year will have some impact on our net revenues in the second quarter.

This guidance is based on current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release from RMB to United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB6.8676, representing the exchange rate as of March 31, 2023, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been converted, realized or settled into US$ at that rate, or at any other rate, on March 31, 2023.

Conference Call

Company management will hold an earnings conference call and live webcast to discuss the Company's results at 8:00 AM on June 13, 2023, U.S. Eastern Time (8:00 PM on June 13, 2023, Beijing Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, a passcode, and a unique registrant ID.

Conference call registration link: https://s1.c-conf.com/diamondpass/10030789-pz8jgm.html. It will automatically direct you to the registration page for “Tarena's First Quarter 2023 Earnings Conference Call,” where you may fill in your details to RSVP. If it requires you to enter a participant conference ID, please enter “10030789”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode, and registrant ID) provided in the confirmation email received at the point of registration.

A replay of the conference call may be accessed by phone at the following number until June 20, 2023:

United States: +1855 883 1031

China: 400 1209 216

Hong Kong: 800 930 639

Conference ID: 10030789

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

About Tarena International, Inc.

Tarena is a leading provider of IT professional education and IT-focused supplementary STEAM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers IT-focused supplementary STEAM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage “code to learn,” Tarena embraces the latest trends in STEAM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook, the quotations from management in this announcement, as well as the Company’s strategic and operational plans contain forward-looking statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans.

Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future. In order to mitigate the limitation, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Investor Relations Contact:

Tarena International, Inc.

Investor Relations

E-mail: ir@tedu.cn

The Piacente Group, Inc.

In China

Yang Song

Tel: +86-10-6508-0677

E-mail: tedu@tpg-ir.com

In the U.S.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: tedu@tpg-ir.com

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per ADS data)

	As of
	December 31,	March 31,	March 31,
	2022	2023	2023
	Audited	Unaudited	Unaudited
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	356,237	362,648	52,806
Time deposits	6,277	2,119	309
Restricted cash	17,730	8,397	1,223
Accounts receivable, net of allowance for doubtful accounts	68,733	59,049	8,598
Amounts due from related parties	698	888	129
Assets held for sale	106,539	106,539	15,513
Prepaid expenses and other current assets	111,339	119,723	17,433
Total current assets	667,553	659,363	96,011
Time deposits-non current	228	223	32
Accounts receivable, net of allowance for doubtful accounts-non current	182	119	17
Amounts due from related parties-non current	701	693	101
Property and equipment, net	122,834	110,663	16,114
Intangible assets, net	7,542	6,980	1,016
Goodwill	52,782	52,782	7,686
Right-of-use assets	350,501	307,364	44,756
Long-term investments, net	46,183	46,137	6,718
Deferred income tax assets	40,127	51,082	7,438
Other non-current assets, net	48,867	59,653	8,686
Total assets	1,337,500	1,295,059	188,575

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	52,000	50,000	7,281
Accounts payable	6,330	5,110	744
Amounts due to related parties	87	86	13
Operating lease liabilities-current	197,969	167,076	24,328
Income taxes payable	108,434	110,615	16,107
Deferred revenue-current	1,688,610	1,734,341	252,540
Advance received for disposal of property	-	18,800	2,737
Accrued expenses and other current liabilities	603,516	607,648	88,480
Total current liabilities	2,656,946	2,693,676	392,230
Deferred revenue-non current	14,051	7,530	1,096
Operating lease liabilities-non current	168,736	145,118	21,131
Other non-current liabilities	4,448	4,370	636
Total liabilities	2,844,181	2,850,694	415,093
Commitments and contingencies	-	-	-
Deficit:
Class A ordinary shares	359	361	53
Class B ordinary shares	74	74	11
Treasury shares	(476,918)	(477,530)	(69,534)
Additional paid-in capital	1,363,845	1,365,012	198,761
Accumulated other comprehensive income	49,664	50,072	7,291
Accumulated deficit	(2,436,918)	(2,487,151)	(362,157)
Total deficit attributable to the shareholders of Tarena International, Inc.	(1,499,894)	(1,549,162)	(225,575)
Non-controlling interest	(6,787)	(6,473)	(943)
Total liabilities and deficit	1,337,500	1,295,059	188,575

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME/(LOSS)
(in thousands, except share data and per ADS data)

	For the Three Months Ended March 31,
	2022	2023	2023
	Unaudited	Unaudited	Unaudited
	RMB	RMB	USD
Net revenues	623,506	385,104	56,075
Cost of revenues(a)	(264,588)	(184,101)	(26,807)
Gross profit	358,918	201,003	29,268
Selling and marketing expenses(a)	(172,400)	(113,151)	(16,476)
General and administrative expenses(a)	(141,585)	(131,547)	(19,155)
Research and development expenses(a)	(16,342)	(15,128)	(2,203)
Operating income/(loss)	28,591	(58,823)	(8,566)
Interest income, net	298	393	57
Other income	3,663	508	74
Foreign currency exchange loss, net	(85)	(114)	(17)
Income/(loss) before income taxes	32,467	(58,036)	(8,452)
Income tax (expense)/benefit	(5,398)	8,118	1,182
Net income/(loss)	27,069	(49,918)	(7,270)
Less: Net income attributable to non-controlling interests	508	315	46
Net income/(loss) attributable to Class A and Class B ordinary shareholders	26,561	(50,233)	(7,316)

Net income/(loss) per ADS:
Basic	2.39	(4.67)	(0.68)
Diluted	2.35	(4.67)	(0.68)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	55,676,443	53,800,614	53,800,614
Diluted	56,603,993	53,800,614	53,800,614

Net income/(loss)	27,069	(49,918)	(7,270)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil income taxes	(51)	407	59
Comprehensive income/(loss)	27,018	(49,511)	(7,211)

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended March 31,
	2022 Unaudited	2023 Unaudited	2023 Unaudited
	RMB	RMB	USD
Cost of revenues	11	6	1
Selling and marketing expenses	144	68	10
General and administrative expenses	958	852	124
Research and development expenses	275	154	22

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per ADS data)

	For the Three Months Ended March 31,
	2022 Unaudited	2023 Unaudited	2023 Unaudited
	RMB	RMB	USD
GAAP Cost of revenues	264,588	184,101	26,807
Share-based compensation expense in cost of revenues	11	6	1
Non-GAAP Cost of revenues	264,577	184,095	26,806

GAAP Selling and marketing expenses	172,400	113,151	16,476
Share-based compensation expense in selling and marketing expenses	144	68	10
Non-GAAP Selling and marketing expenses	172,256	113,083	16,466

GAAP General and administrative expenses	141,585	131,547	19,155
Share-based compensation expense in general and administrative expenses	958	852	124
Non-GAAP General and administrative expenses	140,627	130,695	19,031

GAAP Research and development expenses	16,342	15,128	2,203
Share-based compensation expense in research and development expenses	275	154	22
Non-GAAP Research and development expenses	16,067	14,974	2,181

Operating income/(loss)	28,591	(58,823)	(8,566)
Share-based compensation expenses	1,388	1,080	157
Non-GAAP Operating income/(loss)	29,979	(57,743)	(8,409)

Net income/(loss)	27,069	(49,918)	(7,270)
Share-based compensation expenses	1,388	1,080	157
Non-GAAP Net income/(loss)	28,457	(48,838)	(7,113)
Less: Net income attributable to non-controlling interests	508	315	46
Non-GAAP net income/(loss) attributable to Class A and Class B ordinary shareholders	27,949	(49,153)	(7,159)
Non-GAAP net income/(loss) per Class A and Class B ordinary share(b)
Basic	2.51	(4.57)	(0.67)
Diluted	2.47	(4.57)	(0.67)
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net loss per Class A and Class B ordinary share(c)
Basic	55,676,443	53,800,614	53,800,614
Diluted	56,603,993	53,800,614	53,800,614

Notes:

(a) There was no tax impact of share-based compensation expenses for the first quarter of 2023 and 2022, respectively.

(b) The Non-GAAP net income/(loss) per ADS is computed using Non-GAAP net income/(loss) attributable to ordinary shareholders and the same number of ordinary shares are used in GAAP basic and diluted net income/(loss) per ADS calculation.

(c) Each ADS represents five Class A ordinary shares. The weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one Class A ordinary share to one ADS representing five Class A ordinary shares, which became effective on December 23, 2021.